May 1, 2018

Ada Sarmento

Office of Healthcare & Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xeris Pharmaceuticals, Inc.
Draft Registration Statement on Form S-1
Submitted March 21, 2018
CIK No. 0001346302

Dear Ms. Sarmento:

This letter is confidentially submitted on behalf of Xeris Pharmaceuticals, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s confidential submission of its Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) submitted on March 21, 2018, as set forth in your letter, dated April 17, 2018 (the “Comment Letter”), to Paul Edick. The Company is concurrently confidentially submitting Amendment No. 1 to the confidential submission of the Draft Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following such comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 1 (marked to show changes from the Draft Registration Statement).

Prospectus Summary, page 1

1.	Please disclose here and in the Business section any active INDs related to your product candidates, the date of filing for each IND, the sponsor, the subject matter and the status of the IND. Please include similar disclosure with respect to the EMA or any other drug regulatory authorities.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has modified its disclosures on pages 2, 80, 94, 100 and 102.

Glucagon Rescue Pen Market Potential, page 3

2.	Please revise your disclosure in this section to remove the inference that you currently have a sales force of 60 individuals.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has modified its disclosures on pages 3 and 78.

Implications of Being an Emerging Growth Company, page 5

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that it is supplementally providing the Staff with copies of investor presentations that were distributed during certain “testing-the-waters” meetings, and will supplementally provide copies of any written communications that the Company, or anyone authorized to do so on the Company’s behalf, present to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended.

Risk Factors

We will require additional capital to sustain our business..., page 12

4.	We note your disclosure that your Loan Agreement contains a negative pledge on intellectual property owned by you and if you raise additional funds through other arrangements such as collaborations, licensing or royalty-based financing arrangements, you may have to relinquish intellectual property rights or otherwise enter into arrangements on unfavorable terms. Please revise your disclosure to explain the specific circumstances that could result in the potential actions you discuss, including any material impact to the intellectual property relating to your ready-to-use glucagon or your entry into third-party agreements relating to your glucagon product candidates.

Response: The Company supplementally advises the Staff that the disclosure regarding the potential consequences in the event that the Company enters into collaborations, licensing or royalty-based financing arrangements was not intended to relate specifically to the Loan Agreement. The Company respectfully advises the Staff that it has modified its disclosure on page 13 to clarify that such disclosure was intended to convey the potential obligations that the Company may become subject to if it undertakes one or more of such financing arrangements. In addition, the Company respectfully advises the Staff that no such specific arrangements are currently being contemplated by the Company, and that it believes that disclosure of the specific circumstances that could result in the potential consequences of undertaking such arrangements would be premature, speculative and potentially misleading to a reader.

A NDA submitted under Section 505(b)(2) subjects us to the risk..., page 44

5.	Please indicate whether you intend to submit a Paragraph IV certification in connection with your 505(b)(2) application.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has modified its disclosures on page 44. The Company supplementally advises the Staff that it does not intend to submit a Paragraph IV certification with respect to its current product candidates, but that it may do so with respect to seeking regulatory approval under Section 505(b)(2) for one or more future product candidates that the Company may undertake to develop.

Use of Proceeds, page 57

6.	We note your disclosure of the intended uses of proceeds in this section. Please specify how far in the clinical development of your pipeline product candidates other than your Glucagon Rescue Pen you expect to reach using proceeds from the offering. If any material amounts of other funds are necessary to accomplish the specified purposes for which the proceeds are to be obtained, state the amounts and sources of such other funds needed for each such specified purpose and the sources thereof. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has modified its disclosure on page 58 to describe the extent to which it believes the applications of the use of proceeds would advance the clinical development of its pipeline programs for PBH, HAAF, CHI and EIH, as well as its diazepam and pram-insulin programs. The Company intends to provide the specific disclosures when it has obtained a proposed aggregate size for its offering in a future filing of its registration statement. The Company supplementally advises the Staff that, as disclosed in the Use of Proceeds section of the Draft Registration Statement, the amounts and timing of its expenditures may vary significantly due to inherent uncertainty of clinical development and the numerous factors discussed in the Risk Factors section of the Draft Registration Statement. For the foregoing reasons, the Company respectfully advises the Staff that it believes specifically quantifying at this time the funds needed to complete the development of each of its pipeline programs would be premature and speculative.

Capitalization, page 59

7.	Please tell us why the number of common shares outstanding at December 31, 2017 as disclosed here and on your audited balance sheet on page F-3 of 3,845,600 differs from the 4,162,480 shares as disclosed in Description of Capital Stock on page 143 and that is inherent in the pro forma common shares outstanding at that date assuming conversion of all your preferred stock. Revise your disclosure accordingly.

Response: The Company supplementally advises the Staff that the difference between the number of outstanding shares of common stock presented in the financial statements contained in the prospectus, compared to the number of outstanding shares of common stock presented elsewhere in the prospectus, is attributable to an aggregate of 316,880 shares of common stock that were issued upon the early exercise of stock options that are subject to vesting restrictions. The Company supplementally advises the Staff that such shares are not deemed to be outstanding for accounting purposes. The Company respectfully advises the Staff that it has modified its disclosures on pages 7, 61, 63, 143 and 146 to resolve this apparent discrepancy.

Loan Agreement, page 68

8.	Please clarify whether you must submit the NDA for your Glucagon Rescue Pen by September 30, 2018 in order to access the second tranche of the Loan Agreement and receive FDA approval of your NDA by September 30, 2019 to access the third tranche. If true, please revise your Summary, Risk Factors and Business section to disclose these deadlines.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has modified its disclosures on pages 5, 13, 70 and 106.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Use of Estimates Stock based compensation, page 72

9.	Please provide us the names and volatilities of each of the peer companies you used to estimated expected volatility of 61.1% in 2017 as disclosed on page F-14. Explain to us why you believe each company was similar to you. In your response, at a minimum, specifically tell us whether these peer companies have any product revenues and the following information regarding their development pipelines:

•	The number of product candidates in the pipeline;

•	The general therapeutic area of these product candidates; and

•	The phase of development for these product candidates.

Response: The Company supplementally advises the Staff that it used the peer companies and volatilities listed below to calculate the expected volatility of 61.1% disclosed on page F-14. All of the peer companies except Zogenix have product revenue and an operating history long enough to provide a volatility calculation over our expected term. Zogenix sold the revenue-generating portion of its business in 2014.

•	AMAG Pharmaceuticals, Inc. (60.72%): Similar to the Company, AMAG Pharmaceuticals, Inc. (“AMAG”) is a specialty pharmaceutical company that, among other things, is developing two single-use subcutaneous auto-injector devices, one of which was approved in February 2018 and the other of which a NDA is expected to be filed in early 2018. AMAG relies on third party contract manufacturers to make all of its products. AMAG has eight other product candidates in the pipeline across several industries, including maternal and women’s health, anemia management and cancer supportive care. Several of its product candidates are approved and marketed; one product candidate is in a Phase 3 trial and another product candidate is in a Phase 2b/3a trial.

•	Antares Pharma, Inc. (56.89%): Antares Pharma, Inc. (“Antares”) is an emerging, specialty pharmaceutical company that focuses on the development and commercialization of self-administered parenteral pharmaceutical products and technologies. Similar to the Company, Antares is developing drugs that are designed to be administered through subcutaneous auto-injector. Antares manufactures its products through third party contract manufacturers. Additionally, Antares’ growth strategy involves partnering its technology with other companies’ products. Antares has three product candidates, one of which is FDA approved, one for which a NDA has been filed and one that is in preclinical stages. Antares has several partner projects that have filed a NDA or are currently being marketed.

•	BioSpecifics Technologies Corp. (48.53%): BioSpecifics Technologies Corp. (“BioSpecifics”) is a biopharmaceutical company that has developed injectable collagenase. Similar to the Company, BioSpecifics’ lead product candidate is being developed to treat multiple indications. BioSpecifics has nine product candidates, at developmental stages ranging from Phase 1 clinical trials to marketed products.

•	Heron Therapeutics, Inc. (80.8%): Heron Therapeutics, Inc. (“Heron”) develops and commercializes pharmaceutical products for patients suffering from cancer or post-operative pain that can be used in several applications. Similar to the Company, Heron uses subcutaneous injections to administer its drug products and most of its pipeline drugs seek FDA approval utilizing the 505(b)(2) regulatory pathway. Heron utilizes third party contract manufacturers to make its drug products. It has four product candidates, two of which are in Phase 2 and Phase 3 clinical trials, respectively, and two of which are FDA approved.

•	Pacira Pharmaceuticals, Inc. (57.8%): Pacira Pharmaceuticals, Inc. (“Pacira”) is a company focusing on reducing pain with opioid-reducing strategies. Similar to the Company, Pacira is a specialty pharmaceutical company whose lead drug is an injectable that can be used across several indications. Its lead product candidate is in preparation for the initiation of a Phase 4 study for multiple indications and has an approved NDA for one indication. Pacira also has two partnered products that are FDA approved.

•	Progenics Pharmaceuticals, Inc. (62.95%): Progenics Pharmaceuticals, Inc. (“Progenics”) is developing pharmaceuticals that can be used in several applications for the targeting and treatment of cancers. Similar to the Company, Progenics has products in several different stages, ranging from preclinical development through NDA submission with their lead drug being an injectable with orphan drug designation. Progenics uses third party contract manufactures to produce its products. Progenics has eight product candidates, three of which are currently being sold domestically and internationally. Four product candidates are at stages of development ranging from preclinical to Phase 3 clinical trials, and a NDA has been submitted for one product candidate.

•	Sagent Pharmaceuticals, Inc. (47.32%): Similar to the Company, Sagent Pharmaceuticals, Inc. (“Sagent”) is developing a portfolio of injectable pharmaceuticals. Sagent’s portfolio is focused on anti-infective, oncology and critical care applications. Sagent utilizes third party contract manufacturing to produce its products. Sagent has four product candidates that are currently being marketed.

•	Zogenix, Inc. (73.85%): Zogenix, Inc. (“Zogenix”) is developing therapeutic solutions for rare central nervous system disorders. Similar to the Company, Zogenix is developing its drug product candidate to treat multiple indications that are in different stages of development. Zogenix utilizes third party contract manufacturers to make its products. Zogenix reported Phase 3 clinical results for its first indication and expects to submit a NDA for this indication in the fourth quarter of 2018. Zogenix has entered Phase 2 studies with its second indication using the same drug.

10.	We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price. In your response, specifically tell us the amount and related prices or exercise prices associated with equity activity after the latest balance sheet date presented in your submission.

Response: The Company acknowledges the Staff’s comment and confirms that it will provide an analysis explaining the reasons for the differences between recent valuations of its common stock leading up to the IPO and the estimated offering price once the Company has an estimated offering price range. In its response, the Company will specifically advise the Staff of the amount and related prices or exercise prices associated with equity activity after the latest balance sheet date presented in the prospectus.

11.	On page 138, you indicate that you issued Series C preferred stock for $6.2705 per share in each of December 2015, December 2016, May 2017, December 2017 and February 2018. Please address the following:

•	Tell us why the stock price for this series of preferred stock does not appear to have changed over the 27-month period stretching from December 2015 to February 2018.

•	Tell us when and how the pricing in the two most recent closings was determined.

•	Tell us who acquired the stock issued in the two most recent closings and the extent to which these stockholders were new investors in your company.

•	Explain to us the difference between the $6.2705 per share issuance price for the Series C preferred stock in December 2017 and February 2018 and the apparent $3.33 fair value assigned to common stock at December 31, 2107 as derived from your intrinsic value of options disclosure from Note 9 on page F-15.

Response: The Company respectfully advises the Staff that the per-share purchase price for its Series C preferred stock financing closings of $6.2705 was determined through negotiations among the Company and its Series C investors. As of the initial closing date of its Series C preferred stock financing in December 2015, the corresponding fair value of common stock as set forth on an independent third-party valuation report was $1.59 per share. The Company supplementally advises the Staff that, over the 27-month period between December 2015 to February 2018, the Company and the Series C preferred stock investors maintained the purchase price of $6.2705 per share because, as described in greater detail below, this was the price at which the investors were willing to pay for, and the Company was willing to sell, shares of its Series C preferred stock.

Specifically, the Company supplementally advises the Staff that:

•

During 2016, the Company postponed clinical trials of its Glucagon Rescue Pen. The Company sold approximately $4.0 million of its Series C preferred stock in December 2016 at the same purchase price to one new investor. In connection with this closing, the original purchasers of the Company’s Series C preferred stock had resisted lowering the purchase price of the Series C preferred stock, and the new investor agreed to purchase its shares at the same $6.2705 price per share. The then most recent independent third-party valuation of the Company’s common stock prior to the December 2016 closing had established a per-share common stock valuation of $0.87 as of June 30, 2016.

•	During 2017, the Company hired its new chief executive officer and additional members of its senior management team to prioritize fundraising to support the ongoing clinical trials of the Company’s Glucagon Rescue Pen. In May 2017, the Company received sufficient interest from new investors and, following negotiations among the Company, new investors and existing investors, the Company agreed to sell, and the investors agreed to purchase, shares of Series C preferred stock at the original $6.2705 price per share. The Company sold approximately $30.0 million of its Series C preferred stock, of which approximately 70% of such shares were sold to existing investors, 28% were sold to new investors and 2% were sold to employees and management. The then most recent independent third-party valuation of the Company’s common stock prior to the May 2017 closing had established a per-share common stock valuation of $0.87 as of June 30, 2016.

•	In the second half of 2017, the Company received results from its XSGP-301 Phase 3 clinical trial of its Glucagon Rescue Pen. As described in the Draft Registration Statement, the trial did not meet all of its primary endpoints on an intent-to-treat basis. The Company subsequently held a pre-NDA meeting with the FDA, during which the FDA agreed overall that the totality of the Company’s data for its Glucagon Rescue Pen was sufficient to support NDA review. While the Company viewed the feedback from the FDA during its pre-NDA meeting as favorable, there could be no assurance, as described in the Draft Registration Statement, that the Company’s NDA would be accepted by the FDA for review or, even if accepted, that the Company would receive marketing approval for its Glucagon Rescue Pen. In December 2017, following negotiations between the Company and the participating investors, the Company sold approximately $5.4 million of its Series C preferred stock, of which 97.7% of such shares were sold to existing investors and 2.3% were sold to employees and management, at the original Series C preferred stock price of $6.2705 per share. The then most recent independent third-party valuation of the Company’s common stock prior to the December 2017 closing had established a per-share common stock valuation of $1.31 as of June 30, 2017.

•	In the fourth quarter of 2017, the Company initiated efforts to prepare to conduct an initial public offering of its common stock. In February 2018, following negotiations between the Company and the participating investors, the Company sold approximately $4.4 million of its Series C preferred stock, of which 68.7% of such shares were sold to existing investors and 31.3% were sold to employees and management, at the original Series C preferred stock price of $6.2705 per share. The then most recent independent third-party valuation of the Company’s common stock prior to the February 2018 closing had established a per-share common stock valuation of $3.33 as of December 31, 2017.

The Company supplementally advises the Staff that the initiation by the Company of efforts to conduct an initial public offering prompted a change in the methodology by which the Company’s common stock was valued. Specifically, in contrast to prior valuations of the Company’s common stock, which employed a traditional private company 409A methodology, the December 31, 2017 valuation employed a hybrid methodology that combined a traditional

409A valuation with a probability weighted expected return method (“PWERM”). The PWERM approach considered the effect of an initial public offering on the valuation of the Company’s common stock (including considerations such as the elimination of superior rights, preferences and privileges of the Company’s preferred stock, increased liquidity to the holders of the Company’s common stock and enhanced ability for the Company to raise capital in the public equity markets), all appropriately weighted against the likelihood of completing an initial public offering. The Company supplementally advises the Staff that if it had retained the use of a traditional private company 409A methodology to conduct the valuation of its common stock, the corresponding valuation as of December 31, 2017 would have been $1.84 per share. Therefore, the Company believes that a significant driver of an increase in the valuation of its common stock at December 31, 2017 was the change in its valuation methodology employed to value its common stock.

For the foregoing reasons, the Company respectfully advises the Staff that it believes that the price per share of Series C preferred stock that it obtained in its financing, including with respect to the final closings in December 2017 and February 2018, was fair and appropriate, and represented the price that was mutually acceptable to the Company and the participating investors.

Business, page 75

12.	We note your disclosure on page 90 that you are conducting your XSGP-101 clinical trial as well as human factors studies and device reliability testing based on FDA considerations from your pre-NDA meeting. Please disclose the considerations or concerns presented by the FDA that led to the particular trials and studies noted.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has modified its disclosures on page 92.

13.	We note your reference to various clinical and pre-clinical trials conducted for your product candidates on pages 91, 93, 95, 98 and 99. The descriptions of your trials or studies should include the start date and duration, the number of participants, the method by which your products are administered, serious adverse events, primary and secondary endpoints and the results of any completed trials.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has modified its disclosures on pages 91-94, 96, 98 and 101.

14.	We note your disclosure on page 70 regarding three grant agreements that will require the company to make payments upon certain conditions. We also note your disclosure in this section regarding various grants made by the NIH National Institute of Diabetes and Digestive and Kidney Diseases. Please disclose in this section which of the grants referenced have any payment obligations and briefly summarize the material terms of the grant agreements. Please also file these grant agreements as exhibits or tell us why you believe that’s not necessary.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has modified its disclosures on pages 72 and 106.

The Company respectfully advises the Staff that the Company believes that none of the grant agreements (each, a “Grant Agreement”) is currently material to the Company’s business, and therefore it does not believe that the material terms of any Grant Agreement are required to be further disclosed in the Draft Registration Statement (beyond the disclosures currently contained therein) nor filed as exhibits to the Draft Registration Statement pursuant to Item 601(b)(10) of Regulation S-K.

Pursuant to Regulation S-K, Item 601(b)(10), a registrant is required to file every contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing. Materiality is determined by reference to the information to which an average prudent investor ought reasonably to be informed before buying or selling any security of the particular company.

The Company has determined that the Grant Agreements are not material because they are not required for the conduct of the Company’s business. The amounts awarded to the Company under the Grant Agreements total an aggregate of $11.9 million as of December 31, 2017, of which the Company received an aggregate of $8.0 million. The Company believes that such amounts are not necessary for the continued conduct of its business, either with respect to any individual program or the Company’s research and development efforts as a whole. In addition, with respect to the Grant Agreements that require repayment, repayment is only triggered upon a change of control of the Company or achievements of certain commercial milestones and such amounts are capped at multiples of two or four times the original award amount, with additional caps on the annual amounts payable, as the case may be, as described in the Draft Registration Statement. If the Company secures regulatory approval for one or more of its product candidates covered by the Grant Agreements and successfully commercializes such product candidates, the Company believes that such repayment amounts will be immaterial to the Company’s results of operations. Accordingly, the Company believes that the terms of the Grant Agreements are immaterial to the Company from a financial perspective.

For the foregoing reasons, the Company does not believe that the Grant Agreements are material to an investor’s understanding of the Company’s business.

Xeris Glucagon Rescue Pen Market Potential, page 82

15.	Please supplementally provide us with support for the number of severe allergic reaction deaths per year and the number of severe hypoglycemia deaths per year. Please also explain the reason you believe that increasing the number of people with emergency glucogon on hand could decrease the number of deaths due to severe hypoglycemia in a manner similar to the ability of auto-injectors to decrease the number of deaths due to severe allergic reaction.

Response: The Company respectfully advises the Staff that it has removed the disclosures in Amendment No. 1 relating to the number of deaths per year due to severe allergic reactions and severe hypoglycemia. In addition, the Company respectfully advises the Staff that it has removed the disclosures in Amendment No. 1 stating that increasing the number of people with emergency glucagon on hand could decrease the number of deaths due to severe hypoglycemia in a manner similar to the ability of auto-injectors to decrease the number of deaths due to severe allergic reaction.

Glucagon Rescue Pen

Clinical Experience, page 85

16.	Please describe all SAEs and the number of patients that experienced SAEs, whether or not treatment-related, for both XSGP-301 and XSGP-202.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has modified its disclosures on pages 91 and 93.

Principal Stockholders, page 140

17.	Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by entities in the table, such as Palmetto Partners and Deerfield Management Company.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has modified its disclosures on page 144.

With respect to Palmetto Partners, the Company respectfully advises the Staff that it does not believe that disclosure of the natural persons holding voting and dispositive power over the shares held by those entities was required by Instruction 2 of Item 403 of Regulation S-K unless such information was specifically stated by Palmetto, which it has not been. Instruction 2 of Item 403 states only that beneficial ownership shall be determined in accordance with Rule 13d-3 under the Exchange Act and requires the registrant to “include such additional subcolumns or other appropriate explanation of column (3) necessary to reflect amounts as to which the beneficial owner has (A) sole voting power, (B) shared voting power, (C) sole investment power, or (D) shared investment power.” The Company does not have reason to know the nature of any “contract, arrangement, understanding, relationship or otherwise” pursuant to which a natural person has voting or investment power or the nature of such contract. The Company is not aware of an affirmative requirement on the part of the Company to determine the natural persons with voting control of an investment advisor or broker dealer or the nature of the agreements between the investment advisor or broker dealers and the account holders. Accordingly, the Company did not take additional steps to obtain information concerning the identities of the natural persons exercising voting and dispositive powers over the shares held by these entities.

Note 2: Summary of Significant Accounting Policies

Grant Income, page F-7

18.	Please tell us how you account for the contingent repayment features of your grants as disclosed in Note 7. Reference for us the authoritative literature you rely upon to support your accounting and revise your policy disclosure to disclose this policy.

Response: The Company respectably advises the Staff that it has received three funding grants from two separate charitable organization, the Helmsley Charitable Trust and JDRF (each, a “Charitable Organization”). Pursuant to these agreements, the Charitable Organization provided funding to the Company to partially cover certain expenses associated with three development programs that were areas of interest to the Charitable Organizations. Each of these three grants (totaling $2.3 million) differ from the other 17 grants (totaling $9.6 million) that the Company has received in that the Charitable Organizations’ grants include a repayment term, which is contingent upon either a change of control of the Company or the successful commercialization of each of the Company’s artificial pancreas, EIH and chronic glucagon programs used to treat complications associated with Type 1 Diabetes.

The Company used the guidance in ASC 470-10-25, Sale of Future Revenues or other various measures of Income, to determine the accounting treatment for these three grants. We considered the factors (a) – (e) within ASC 470-10-25-2 as well as the grant specific facts and circumstances:

•	In each instance, the Charitable Organization grants were received prior to or during the proof of concept stage of the related development program.

•	The repayment terms of each Charitable Organization grant are solely contingent upon our successful completion of our research and related commercialization of a product or the change in control of the Company.

•	The drug development process is regulated by the US Food and Drug Administration, and accordingly the ultimate approval and commercialization of a product candidate is not within the control of the Company.

•	In no instance (other than the sale of the Company) are we required to repay the funds without the commercialization of a product candidate.

•	At the point in which we received the grants, given the early stage of development, we considered the repayment of any grant to be considered remote given the high level of uncertainty associated with drug development.

•	The Charitable Organizations are not considered investors. Our therapeutic areas of research align with the Charitable Organizations’ mission and accordingly they are not seeking a return of their investment.

The Company believes the Charitable Organizations grant funds are at full risk of loss (from the Charitable Organizations’ perspective) and there is no guarantee of a partial or full return of investment. Accordingly, the Company considers the obligation for repayment of the grant to be contingent upon the occurrence of a future event. As discussed in the Company’s response to the Staff’s comment number 14, the Company has determined that the Grant Agreements, including the ones with the Helmsley Charitable Trust and JDRF, are not material because they are not required for the conduct of the Company’s business, and the repayment terms of such agreements are immaterial to the Company from a financial perspective. In addition, the Company believes that the likelihood of the Company being required to make such repayments under the terms of these agreements is currently remote, and revenues associated with the programs covered by such agreements are not included in the Company’s current long-term forecasts. For the foregoing reasons, the Company respectfully submits to the Staff that it believes that its significant accounting policies as currently described in the Draft Registration Statement are sufficient and complete, and that no additional disclosure around the contingent repayment features of its grants is required.

Note 7: Commitments and Contingencies

Commitments, page F-13

19.	Please revise your disclosure to correct the following inconsistencies about your various grants:

•	In the last paragraph on page F-13 you indicate that if sales of glucagon for use in artificial pancreas exceed $750 million in the first five years after first commercial sale, you will be required to make an additional payment equal to the original grant award amount. In the second paragraph following the table on page 70 you indicate that you would be required to make an additional payment of four times the original grant award amount if the stated condition is met.

•	In the third paragraph following the table on page 70 you indicate that you will pay a mid-single digit percentage of the consideration received in a change in control transaction capped at two times the original award amount for your exercise induced hyperglycemia program grant less any amounts already paid. In the first paragraph on page F-14 you do not indicate that this payment is triggered by a change in control transaction.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has modified its disclosures on pages 71, F-13 and F-14.

Notes to financial statements

Note 9. Stock Compensation Plan, page F-14

20.	You state on page 143 that as of December 31, 2017 you had options to purchase 3,208,588 options, whereas the disclosure on page F-15 indicates you had 3,466,468 options outstanding at December 31, 2017. Please revise to clarify.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has modified its disclosures on page 146.

General

21.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: The Company acknowledges the Staff’s comment and confirms that the graphics and pictorial representations included in the Draft Registration Statement are the only graphics and pictorial representations the Company currently intends to use in its prospectus. If the Company decides to use any additional graphics or pictorial representations in its prospectus, it will provide any such graphics and pictorial representations to the Staff prior to their use for the Staff’s review.

Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at (617) 570-1928, by facsimile transmission at (617) 801-8626 or by e-mail at jtheis@goodwinlaw.com.

Sincerely,

/s/ Joseph C. Theis, Jr.
Joseph C. Theis, Jr.

cc:	Paul Edick, Xeris Pharmaceuticals, Inc.
Mitchell S. Bloom, Goodwin Procter LLP